AMENDMENT

SECURI 04015522 ISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 11700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COOMBE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 ROUTE 209
(No. and Street)

WAWARSING	NEW YORK	12489
(City)	(State)	(Zip Code)

JUN 14 2004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN S. TULLY (845) 647-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEVY & TULLY, CPA'S
(Name – *if individual, state last, first, middle name*)

2 ELTING COURT-4th FLOOR	ELLENVILLE	NEW YORK	12428
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Coombe, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COOMBE FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Philip Coombe III
Signature

PRES.
Title

Catherine Coombe Bender
Notary Public

CATHERINE COOMBE BENDER
Notary Public, State of New York
No. 01BE5049853
Qualified in Sullivan County
Commission Expires Sept. 18, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

January 22, 2004

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 16 2004
DIVISION OF MARKET REGULATION

MAIL PROCESSING
JUN 14 2004
WASH., D.C.

To Whom It May Concern:

In accordance with the NASD Membership Agreement, Coombe Financial Services, Inc., (CRD NO. 308), operates pursuant to FCC Rule 15 C. 3-3(K) (1), limiting its business to the distribution of mutual funds and/or variable life annuities. In addition, Coombe Financial Services, Inc., does not hold customer funds or safety customer securities.

Consequently, the firm is exempt from SEC Rule 15 C-3-3 Reserve Requirement Computations and Possession or Control Requirement information.

Very truly yours,

Levy + Tully

LEVY & TULLY

MST:ajc

LEVY & TULLY

CERTIFIED PUBLIC ACCOUNTANTS

TWO ELTING COURT
POST OFFICE BOX 248
ELLENVILLE, NEW YORK 12428-0248

TELEPHONE (845) 647-7900
FAX (845) 647-9881

January 22, 2004

COOMBE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

Total stockholders equity	$ 32,073.00
Non-allowable assets	12,966.00
Net capital	$ 19,107.00

Pursuant to Paragraph (D) (4) of SEC 17a-5, we the undersigned have compared the Computation of Net Capital with the corresponding computation prepared by Coombe Financial Services, Inc., and included in the unaudited Part 11A FOCUS Report as of December 31, 2003.

We note that there are no material differences between the two computations.

Very truly yours,

Levy + Tully

LEVY & TULLY

MST:ajc
ClientMisc/Coombe15C3